UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated October 7, 2015: Ocean Rig UDW Inc. Announces Fleet Update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: October 8, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES FLEET UPDATE

Nicosia, Cyprus – October 7, 2015 – Ocean Rig UDW Inc. (NASDAQ:ORIG) (the “Company” or “Ocean Rig”), a global provider of offshore deepwater drilling services, announced today the following fleet update:

•

The Ocean Rig Olympia has successfully started its new contract in Angola as of August 15, 2015. The rig is expected to move to the Ivory Coast for one well in the fourth quarter of 2015 and return to Angola to complete its remaining contract until June 2016. Currently, there are no prospects for further employment and if no employment is found the rig will be cold stacked and the respective SPS will be postponed.

•

The Ocean Rig Skyros has successfully started its new six year contract in Angola as of October 1, 2015.

•

The Eirik Raude is currently completing its third well in a six-well program in the Falklands and is now expected to remain employed in the Falkland Islands into January of 2016. Currently, there are no further prospects of employment for the rig in the Falkland Islands and if no employment is found the rig will be cold stacked and the Company will consider all its options including disposing or scrapping the unit.

•

The Leiv Eiriksson is in the process of completing its current well in Norway. As of the date of this press release, there is no further program for the unit under its current contract which is expected to expire in March 2016. Currently, there are few further prospects of employment for the rig and if no employment is found the rig will be cold stacked and the Company will consider all its options including disposing or scrapping the unit.

•

The Ocean Rig Mylos is in the process of completing its current well in Brazil. On September 25, 2015 we received notice of material breach under the contract which entitles our client to terminate the contract if such breach is not remedied within 75 days. We believe that such notice is totally without merit and we intend to vigorously defend our rights under the contract.

Mr. George Economou, Chairman and CEO, commented:

“The market continues to remain challenging due to the massive spending cuts initiated by the oil companies. In this environment, cash preservation and liquidity remain our number one priority and we will adjust our available capacity to the new market conditions. For rigs that we cannot secure long-term employment that are coming up for their 5-year SPS we will cold stack the units and in the case of the semisubmersible rigs seriously consider all our options including disposal or scrapping.”

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultradeepwater and harsh-environment segment of the offshore drilling industry. The Company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2017, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol ―ORIG.

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com